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September 10, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Max A. Webb
Assistant Director

Re:	Paragon Shipping Inc.
Registration Statement on Form F-1 Filed April 18, 2013
File No. 333-187966

Dear Mr. Dobbie,

We refer to the registration statement on Form F-1 and the prospectus contained therein (the "Registration Statement"), filed by Paragon Shipping Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on April 18, 2013.

By letter dated May 8, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time and to the Company's identification of two newbuilding dry bulk vessels that its expects to purchase from an affiliated party.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

General

1.
We note that you have not disclosed the names of the underwriters. Please include this information in an amendment or explain why you cannot do so. Based on the facts and circumstances in your response, we may defer further review of this filing until such information can be disclosed.

The Company has revised the Amended Registration Statement to include information regarding the underwriters of the offering.

Recent Developments, page 6

Debt Restructuring, page 6

2.
We note your disclosure that you were not in compliance with certain financial covenants under various debt agreements and certain waivers have been obtained, amendments have been entered into or debt has been refinanced. Please revise this section to quantify the financial covenants that were breached and demonstrate where the company currently stands with respect to satisfying such financial covenants.

The Company has revised the Amended Registration Statement on pages 6-8 to include the requested information in response to this comment.  The Company has disclosed its status with respect to the financial covenants for which the waivers were obtained or amendments entered into as of the most recent measurement date, June 30, 2013.

Exhibit 5.1

3.	Please file a dated and signed opinion.

The Company has filed a dated and signed opinion as exhibit 5.1 to the Amended Registration Statement.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours,

By:	/s/ Edward S. Horton
Edward S. Horton

Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

September 10, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Paragon Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Paragon Shipping Inc.

By: /s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chief Executive Officer